February 08, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re: MiMedx Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-35887

Dear Mr. James:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 25, 2017 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K filed by MiMedx Group, Inc. (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 8. Financial Statements
Report of Independent Registered Public Accounting Firm, page 44
1. We note your response to Comment 1. Please file your amendment containing the attestation report from your registered public accountant.
Response
We will amend the filing to include the attestation report from our registered public accountant that opines on our internal control over financial reporting as of December 31, 2015 as required by Item 308(b) of Regulation S-K.

Innovations In Regenerative Biomaterials

MiMedx Group, Inc. | 1775 West Oak Commons Ct NE | Marietta, GA 30062 | 770.651.9100 | Fax 770.590.3550 | www.mimedx.com

United States Securities and Exchange Commission
February 08, 2017

Note 2. Significant Accounting Policies

Revenue Recognition, page 51
2. Please tell us why you record sales to distributors based upon shipping terms to them and not upon sale to the end user customer. Tell us the nature of your sales returns, discounts, and allowances and why you believe you meet the criteria discussed in SAB Topic 13A.1 upon shipment to the distributor.

We record revenues from sales to our independent stocking distributors at the time the product is shipped to the distributor. Our stocking distributors, who sell the products to their customers or sub-distributors, contractually take title to the products and assume all risks of ownership at the time of shipment. Our stocking distributors are obligated to pay us the contractually agreed upon invoice price within specified terms regardless of when, if ever, they sell the products. Our stocking distributors do not have any contractual rights of return or exchange other than for defective product or shipping error; however, in limited situations, we do accept returns or exchanges at our discretion. We continually evaluate new and current customers, including our stocking distributors, for collectability based on various factors including past history with the customer, evaluation of their credit worthiness, and current economic conditions. We only record revenue when collectability is reasonably assured.

Discounts consist solely of contractually agreed early pay cash discounts as well other occasional early pay discounts as all discounts from list price are deducted from gross sales at the time of invoice and are recorded net. Allowances consist of contractual administrative fee deductions, and miscellaneous non contractual accommodation credits.

We make estimates of potential future sales returns, discounts and allowances related to current period product revenue and these are reflected as a reduction of revenue in the same period revenue is recognized. We base our estimate for sales returns, discounts and allowances on historical sales and product return information, including historical experience and trend information. These estimates have historically been consistent with actual results and have historically been immaterial.

We believe based on the information provided here that we meet the criteria discussed in SAB
Topic 13A.1 upon shipment to the distributor as all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectability is reasonably assured.

* * *

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at 770-651-9105.

United States Securities and Exchange Commission
February 08, 2017

Sincerely,
/s/ Michael J. Senken
Michael J. Senken
Chief Financial Officer

cc: Alexandra O. Haden (MiMedx Group, Inc.)
David W. Ghegan (Troutman Sanders LLP)